UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                Arris Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   04269Q100
                                 (CUSIP Number)

                                  May 3, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 04269Q100


       1.    Names of Reporting Persons.

             Valinor Management, LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

      			     5.  Sole Voting Power: 0
Number of Shares
    			     6.  Shared Voting Power: 6,691,865
Beneficially Owned by
        		     7.  Sole Dispositive Power: 0
Each Reporting Person With:
     			     8.  Shared Dispositive Power: 6,691,865

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             6,691,865

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     5.41%

       12.   Type of Reporting Person

	     OO

                               CUSIP No. 04269Q100


       1.    Names of Reporting Persons.

             David Gallo

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States of America

      			     5.  Sole Voting Power: 0
Number of Shares
    			     6.  Shared Voting Power: 6,691,865
Beneficially Owned by
        		     7.  Sole Dispositive Power: 0
Each Reporting Person With:
     			     8.  Shared Dispositive Power: 6,691,865

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             6,691,865

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     5.41%

       12.   Type of Reporting Person

	     IN

Item 1. (a)  Name of Issuer: Arris Group, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

	     3871 Lakefield Drive
	     Suwanee, Georgia  30024

Item 2. (a)  Name of Person Filing:

             Valinor Management, LLC
	     David Gallo

        (b)  Address of Principal Business Office, or, if None, Residence:

             90 Park Avenue, 40th Floor
	     New York, New York 10016

        (c)  Citizenship:

	     Valinor Management, LLC:  Delaware
	     David Gallo:  United States of America

        (d)  Title of Class of Securities:
             Common Stock

        (e)  CUSIP No.: 04269Q100

Item 3.  If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

	(a)  [ ] Broker or dealer registered under Section 15 of the Act.

	(b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

	(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

	(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership

 	 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


         (a)	Amount beneficially owned:

		Valinor Management, LLC: 6,691,865
		David Gallo: 6,691,865

	 (b)	Percent of class:

		Valinor Management, LLC: 5.41%
		David Gallo: 5.41%

	 (c)	Number of shares as to which the person has:


		(i)   Sole power to vote or to direct the vote

        	      Valinor Management, LLC: 0
	  	      David Gallo: 0

      	        (ii)  Shared power to vote or to direct the vote

         	      Valinor Management, LLC: 6,691,865
		      David Gallo: 6,691,865

     	        (iii) Sole power to dispose or to direct the disposition of

        	      Valinor Management, LLC: 0
		      David Gallo: 0

      	        (iv)  Shared power to dispose or to direct the disposition of

        	      Valinor Management, LLC: 6,691,865
		      David Gallo: 6,691,865


Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2011
                                       Valinor Management, LLC*

                                       By: /s/ David Angstreich
                                       --------------------------
                                       Name: David Angstreich
                                       Title: Chief Financial Officer

				       /s/ David Gallo*
				       --------------------------
                                       Name: David Gallo


* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interests therein.

				EXHIBIT A


				AGREEMENT




The undersigned agree that this Schedule 13G dated May 3, 2011 relating to the Common Stock of Arris Group Inc. shall be filed on behalf of the undersigned.

                                       Valinor Management, LLC

                                       By: /s/ David Angstreich
                                       --------------------------
                                       Name: David Angstreich
                                       Title: Chief Financial Officer

				       /s/ David Gallo
				       --------------------------
                                       Name: David Gallo